Exhibit 99.1

1 March 2022
Tremor International Ltd
("Tremor" or the "Company")

Commencement of Share Buyback Programme

and

Total Voting Rights

Tremor International Ltd. (AIM/NASDAQ: TRMR) ("Tremor" or the "Company"), a global leader in Video, Data and Connected TV ("CTV") advertising offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, today announces the commencement of the share buyback programme of ordinary shares of NIS0.01 in the capital of the Company ("Ordinary Shares") for an aggregate purchase price of up to US$75 million (the "Buyback Programme").

The Buyback Programme will be independently managed by finnCap Ltd, the Company's broker, which will make trading decisions independently and without the influence of the Company. The Buyback Programme is in accordance with the terms of the Company's authority to make market purchases of its own Ordinary Shares (the "Authority") and will be conducted within certain parameters.

The Buyback Programme will be effected in accordance with the Authority in that the maximum price paid per Ordinary Share is to be no more than 105 per cent. of the average middle market closing price of an Ordinary Share for the five business days preceding the date of purchase. The Buyback Programme will commence today and will continue until either until 1 September 2022 or until it has been completed. At which point, the board will review the merits of implementing a further share repurchase programme.

Any Ordinary Shares acquired as a result of the Buyback Programme will be reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon) and will be held in treasury. Any Ordinary Shares acquired as a result of the Buyback Programme will be announced to the market without delay.

Due to the limited liquidity in the issued Ordinary Shares, any Buyback of Ordinary Shares pursuant to the Authority on any trading day may represent a significant proportion of the daily trading volume in the Ordinary Shares on AIM and may exceed 25 per cent. of the average daily trading volume, being the limit laid down in Article 5(1) of Regulation (EU) No 596/2014 and, accordingly, the Company will not benefit from the exemption contained in this Article.

Total Voting Rights

For the purposes of the Financial Conduct Authority's Disclosure and Transparency Rules, Tremor notifies the market that as at 1 March 2022, the Company's issued share capital consists of 183,574,452 ordinary shares with a nominal value of NIS0.01 each ("Ordinary Shares"), along with 28,891,296 shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), the Company holds these dormant shares in Treasury. Therefore, the total number of shares with voting rights is 154,683,156.

The above figure of 154,683,156 Ordinary Shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.

For further information please contact:

Tremor International Ltd
Billy Eckert, Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
Adam Holdsworth, Investor Relations
aholdsworth@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Antonia Pollock
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / James Thompson (Corporate Finance)
Tim Redfern / Dicky Chambers (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit: https://www.tremorinternational.com/